EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 21, 2015, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund. The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

     Name                     For          Withheld

     Donald F. Crumrine     8,766,682     184,807

     Robert F. Wulf         8,791,516     159,973

David Gale, Karen H. Hogan and Morgan Gust continue to serve in their capacities as Directors of the Fund.